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                             January 23, 2021

       Steven D. Harr, M.D.
       President and Chief Executive Officer
       Sana Biotechnology, Inc.
       188 East Blaine Street, Suite 400
       Seattle, Washington 98102

                                                        Re: Sana Biotechnology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 13,
2021
                                                            File No. 333-252061

       Dear Dr. Harr:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Business
       Preclinical Development of Hypoimmune Cells, page 156

   1. Please remove the reference to "promising" early results from the NHP hypoimmune iPSC transplantation
experiments in this section.
       Financial statements for the interim period ended September 30, 2020
       17. Subsequent Events, page F-58

   2. Please tell us why you have not disclosed any significant equity issuances such as the options granted since
September 30, 2020.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Steven D. Harr, M.D.
Sana Biotechnology, Inc.
January 23, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven D. Harr, M.D.
                                                           Division of
Corporation Finance
Comapany NameSana Biotechnology, Inc.
                                                           Office of Life
Sciences
January 23, 2021 Page 2
cc:       Brian J. Cuneo, Esq.
FirstName LastName